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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Jo-Ann Stores, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
47758P307
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	47758P307	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Tennenbaum Capital Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-4759860(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,672,910 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,672,910 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,672,910 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), which are the registered holders of the shares of Common Stock of Jo-Ann Stores, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 24,045,160 shares of Common Stock of Jo-Ann Stores, Inc. outstanding as of April 21, 2006, as reported by Jo-Ann Stores, Inc. in its Proxy Statement filed with the Securities and Exchange Commission on May 8, 2006.

CUSIP No.	47758P307	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Michael E. Tennenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,672,910 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,672,910 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,672,910 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Based on 24,045,160 shares of Common Stock of Jo-Ann Stores, Inc. outstanding as of April 21, 2006, as reported by Jo-Ann Stores, Inc. in its Proxy Statement filed with the Securities and Exchange Commission on May 8, 2006.

CUSIP No.	47758P307	Page	4	of	6

1	NAMES OF REPORTING PERSONS: Tennenbaum & Co., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-4587347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,672,910 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,672,910 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,672,910 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Based on 24,045,160 shares of Common Stock of Jo-Ann Stores, Inc. outstanding as of April 21, 2006, as reported by Jo-Ann Stores, Inc. in its Proxy Statement filed with the Securities and Exchange Commission on May 8, 2006.

CUSIP No.	47758P307	Page	5	of	6
            This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the initial Statement on Schedule 13D filed with the Commission on May 11, 2006 (the “Schedule 13D”), relating to shares of Common Stock, without par value (the “Common Stock”), of Jo-Ann Stores, Inc., an Ohio corporation (the “Issuer”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D. The Schedule 13D is hereby further amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.
            The information in Item 3 is hereby amended and supplemented as follows:
            This Statement relates to the acquisition by the Reporting Persons (or their affiliates) from one or more sellers in the open market of 300,000 shares of Common Stock. The Reporting Persons purchased the 300,000 shares of Common Stock for aggregate consideration of $4,474,680.00 (excluding brokerage commissions) using the sources of funds described in Item 4 of the Cover Pages hereof.

Item 5.	Interest in Securities of the Issuer.
            The information in Item 5 is hereby amended and supplemented as follows:
            (a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 11.1% of the outstanding shares of Common Stock of the Issuer, based on 24,045,160 shares of Common Stock outstanding as of April 21, 2006, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on May 8, 2006. TCP may be deemed to beneficially own 2,672,910 shares of Common Stock (11.1% of the outstanding shares), which it has shared voting and dispositive power with Mr. Tennenbaum and TCO. Mr. Tennenbaum may be deemed to beneficially own 2,672,910 shares of Common Stock (11.1% of the outstanding shares), which he has shared voting and dispositive power with TCP and TCO. TCO may be deemed to beneficially own 2,672,910 shares of Common Stock (11.1% of the outstanding shares), which it has shared voting and dispositive power with TCP and Mr. Tennenbaum. None of the Reporting Persons has sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of, any of the Shares.
            (c) The following transactions with respect to the Shares were open market purchases on the New York Stock Exchange consummated by the Reporting Persons (or their affiliates) within 60 calendar days prior to the date of this Statement:

Date	Purchaser	Shares of Common Stock	Price Per Share
5/11/2006	SVEF	89,021	$14.92
5/11/2006	SVOF	210,979	$14.92
            (d) SVOF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,879,757 shares of Common Stock, which is more than 5% of the outstanding Common Stock of the Issuer. SVEF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 793,153 shares of Common Stock, which is less than 5% of the outstanding Common Stock of the Issuer.
            (e) Not applicable.

CUSIP No.	47758P307	Page	6	of	6
SIGNATURE
After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2006	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
By: Tennenbaum & Co., LLC
Its: Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company Each of the above by:
/s/ Michael E. Tennenbaum*
	Name:	Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum*
Michael E. Tennenbaum

	*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact